FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC.
Announces Launch of New Brand

DIE HARD™
Sports Energy Drink
and associated Pledge to Veterans™

Vancouver, Canada, January 24, 2008- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce the launch of DIE HARD™ Sports Energy Drink in both the US and Canada.

DIE HARD™ is the culmination of nine years of research and development by the Leading Brands team. This scientifically formulated elixir combines the benefits of both sports and energy drinks to give athletes and others engaged in strenuous and stressful activity what they need: fast hydration, replenishment of electrolytes and an added boost of energy. Whether preparing for a triathlon, maintaining stamina heading into the fourth quarter, fighting fatigue on the Interstate, staying alert during a final exam or recovering from a hang over, DIE HARD™ is for you.

Tired of carbonated energy drinks? Need something thirst-quenching and gulpable? DIE HARD™ Sports Energy Drink is non-carbonated, responsibly formulated, naturally flavored and sweetened with natural sugars, not HFCS. Get rid of the “HFCS crash” so common with mainstream energy drinks.

DIE HARD™ will initially be available in four flavors in 16oz cans.

The phrase “Die Hard” was first used by Colonel Inglis of the British 57th Regiment of Foot at the Battle of Albuera in 1811. Colonel Inglis was badly wounded yet refused to retire from the field. He stood fast, calmly and repeatedly yelling “Die Hard 57th, Die Hard!” as his men exchanged brutal, close range musket fire. Keeping true to its namesake, DIE HARD™ Sports Energy Drink is making a Pledge to Veterans™. $0.10 from every can sold across the US will be donated to help American Veterans injured in the service of their country. DIE HARD™ will also work with retailers in Canada and elsewhere to support similar causes that are in keeping with the brand.

Leading Brands Chairman Ralph McRae added: “A dozen years of military service taught me that we can never do enough to help support, rehabilitate and re-train those injured while selflessly protecting what we believe in. Die Hard’s™ Pledge to Veterans™ is, for me, particularly heart-felt. Our mantra at Leading Brands is “Better Ingredients – Better Brands”. In the case of Die Hard™ we should add “Better Principles – Better Brands.”

DIE HARD™ Sports Energy Drink will immediately replace TREK® and NITRO™ in the Leading Brands portfolio, giving the Company another revolutionary new brand with superior margins that it can call its own.

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Safe Harbor.
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients – Better Brands™
©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com